                            UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

       For the transition period from            Commission File Number
                    to                           _______________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Moore Corporation Limited
                             1 First Canadian Place
                        Toronto, Ontario, Canada M5X 1G5

                              REQUIRED INFORMATION

         Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements and supplemental schedules
                   for the fiscal year ended December 31, 1999

MOORE NORTH AMERICA, INC. SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                        PAGE(S)

Report of Independent Accountants                                             1

Financial Statements:

   Statements of Net Assets Available for Benefits, December 31, 1999
        and 1998                                                              2

   Statements of Changes in Net Assets Available for Benefits for the
        years ended December 31, 1999 and 1998                                3

Notes to the Financial Statements                                          4-11

Supplemental Schedule:

   Line 4i - Schedule of Assets Held for Investment Purposes,
        December 31, 1999                                                    12



Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Moore North America, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Moore North America, Inc. Savings Plan (the "Plan"), formerly known as the Moore U.S.A. Inc. Saving Plan, at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets Held for Investment Purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PriceWaterhouseCoopers LLP
June 29, 2000

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                                                1999              1998

ASSETS
Plan investments at fair value (Notes 2, 3 and 5)            $ 416,882,643    $ 376,367,157
Guaranteed investment contracts at contract value (Note 4)      31,548,426       37,822,918
                                                             -------------    -------------

      Total investments                                        448,431,069      414,190,075
                                                             -------------    -------------

Participant notes receivable                                     6,634,915        5,681,849
                                                             -------------    -------------

Receivables:
    Interest and dividend receivables                                7,630          294,521
    Employer contribution receivable                             3,941,661          650,395
    Securities sold                                                435,401               --
                                                             -------------    -------------

      Total receivables                                          4,384,692          944,916
                                                             -------------    -------------

           Total assets                                        459,450,676      420,816,840
                                                             -------------    -------------

LIABILITIES
Securities purchased                                              (435,401)      (2,601,546)
                                                             -------------    -------------

           Total liabilities                                      (435,401)      (2,601,546)
                                                             -------------    -------------

Net assets available for benefits                            $ 459,015,275    $ 418,215,294
                                                             -------------    -------------
                                                             -------------    -------------


   The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


                                                                1999             1998

ADDITIONS
Investment income:
    Interest and dividend income                           $     750,669    $   1,195,507
    Increase in the value of the Plan's interest in
      bank commingled trusts                                  56,693,056       48,695,767
    Net depreciation in fair value of investments             (2,108,214)      (1,301,451)
    Interest income from guaranteed investment contracts       2,323,714        2,717,461
                                                           -------------    -------------

      Total investment income                                 57,659,225       51,307,284
                                                           -------------    -------------

Contributions:
    Employer                                                   7,493,577        4,612,631
    Participant                                               27,044,008       25,936,761
                                                           -------------    -------------

      Total contributions                                     34,537,585       30,549,392

Plan transfers                                                        --        1,762,634
                                                           -------------    -------------

           Total additions                                    92,196,810       83,619,310
                                                           -------------    -------------

DEDUCTIONS
Benefits paid to participants                                (48,648,463)     (30,142,398)
Trustee fees                                                  (1,042,015)      (1,868,867)
Recordkeeper fees                                               (987,145)        (567,032)
Other administrative expenses                                   (209,764)        (113,247)
Participant notes receivable terminated
    due to withdrawal of participants                           (509,442)        (662,543)
                                                           -------------    -------------

           Total deductions                                  (51,396,829)     (33,354,087)

Net increase                                                  40,799,981       50,265,223

Net assets available for benefits, beginning of year         418,215,294      367,950,071
                                                           -------------    -------------

Net assets available for benefits, end of year             $ 459,015,275    $ 418,215,294
                                                           -------------    -------------
                                                           -------------    -------------

   The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

  1.   DESCRIPTION OF PLAN

       The following brief description of the Moore North America, Inc. Savings Plan (the "Plan"), formerly known as the Moore U.S.A. Inc. Savings Plan, provides only general information. For more complete information, participants should refer to the text of the Plan document.

       GENERAL

       The Plan is a defined contribution plan covering substantially all employees of Moore North America, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the Board of Directors of the Company's parent, Moore Corporation Limited. The assets of the Plan are maintained by The Frank Russell Trust Company (the "Trustee").

       PARTICIPATION

       In order to become a Plan member ("participant"), an employee must have attained age 21 and have completed at least 90 days of service, as defined by the Plan document.

       CONTRIBUTIONS AND BENEFITS

       Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 15% of the participant's annual compensation, which shall not exceed $160,000, adjusted for changes in the cost of living. The Company makes basic employer matching contributions in an amount equal to 25% of a participant's tax deferred contribution up to a maximum of 5% of the participant's annual compensation. Additionally, a supplemental employer matching contribution will be determined based on the Company achieving certain financial targets determined by the Board of Directors of the Company's parent. These supplemental employer matching contributions will range between 0% and 50% of a participant's tax deferred contribution limited to a maximum of 5% of the participant's annual compensation.

       Effective October 25, 1999, participants of the Plan can change investment direction, transfer fund balances, and/or change contributions on a daily basis.

       PARTICIPANT ACCOUNTS

       Each participant account is adjusted each business day of the year to reflect its share of income, contributions, withdrawals, distributions, and expenses payable from the trust fund, and any increase or decrease in the value of the trust fund assets since the preceding business day.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

       VESTING

       Participants are immediately vested in the value of their tax deferred contribution accounts and the earnings thereon. Vesting in employer matching contributions is based on elective months of participation. A participant is 100% vested after 48 elective months. An elective month is any month in which a participant makes a tax deferred contribution to the Plan. Full vesting occurs in all employer contributions upon completion of five years of eligible service. Participants with five or more years of eligible service are immediately vested in all contributions of the Plan regardless of months of participation.

       FORFEITURES

       Any portion of a terminated participant's account in which the participant does not have a vested interest at the time of the withdrawal of their vested balance is forfeited. All such forfeitures are applied to reduce future employer contributions. For the years ended December 31, 1999 and 1998, forfeitures amounted to $114,473 and $209,921, respectively.

       BENEFIT PAYMENTS AND WITHDRAWALS

       The value of a participant's account may be distributed on termination of employment or, under certain circumstances, on the participant's subsequent retirement, disability, death or attainment of age 59-1/2. Payment will be made in a lump-sum amount as soon as practical after the valuation date. The payment will be in cash and, for those participants with greater than 50 shares of Moore Corporation Limited common stock allocated to their account, the participant may elect to receive whole shares rather than cash.

       Withdrawals during employment are permitted no more than once in any twelve month period and are available through three options. Option I permits participants to withdraw part of the vested portion of their after tax account, rollover account and/or employer matching contribution account. Option II, available only to participants who have attained age 59-1/2, permits withdrawal of the full amount payable under Option I and the value of their tax deferred contributions account. Option III is used in the event of hardship and permits the withdrawal of the full amount payable under Option I, the remaining vested balance in the participant's employer matching contributions account, plus the value of their tax deferred contributions account excluding earnings on such account after December 31, 1988. With respect to Option III, the plan administrator determines whether the withdrawal request meets the hardship definition of the Internal Revenue Code and limits the amount of the withdrawal to that required to meet the immediate financial need created by the hardship.

       Participants may also take out loans not to exceed the lesser of 50% of the vested value of the participant's accounts, or $50,000, reduced by the highest outstanding balance of all other loans from the Plan during the one year period ending on the day before the date on which the said loan was made. The loan shall be for a term of no more than five years.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

       INVESTMENT OPTIONS

       During 1999, employee contributions, rollover contributions and employer basic matching contributions made to the Plan were invested as directed by the Plan participants in any or all of nine investment alternatives. As of December 31, 1999, investment options were as follows: the Interest Income Fund, the Large Cap Stock Fund, the Diversified Fund, the Balanced Fund, the Global Diversified Fund, the Small Cap Stock Fund, the Fixed Income Fund, and the International Stock Fund. The ninth fund, the Stock Fund, invests solely in Moore Corporation Limited common stock and also is the sole investment vehicle for the employer supplemental matching contribution. The amounts participants can invest in the Stock Fund are limited to 50% of the participant's total account balance.

       ADMINISTRATIVE EXPENSES

       Trustee and recordkeeper fees and other administrative expenses of the Plan are borne by the Plan to the extent allowed by ERISA, with the remainder being paid by the Company.



  2.   SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The accounts of the Plan are maintained on the accrual basis of accounting.

       INVESTMENTS

       With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by the Trustee based upon quoted market prices. Guaranteed investment contracts are valued at contract value as defined therein. Contract value approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

       The Plan presents in the statements of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized depreciation on the investments.

       Interest and dividend income is recorded as earned on an accrual basis.

       PLAN DISTRIBUTIONS

       Benefits are recorded when paid. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the plan administrator.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       ACCOUNTING PRONOUNCEMENTS

       In 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which simplifies financial statement presentation and related disclosures for certain investments.

       RECLASSIFICATIONS

       Certain 1998 amounts have been reclassified to conform to the 1999 presentation.



  3.   NONPARTICIPANT-DIRECTED INVESTMENT

       The Stock Fund includes both participant-directed and nonparticipant-directed investments. The balances of the nonparticipant-directed investment at December 31 as follows:

                                                               1999         1998

       Net assets of nonparticipant-directed investments:

       Investments at fair value                            $1,760,212   $2,650,584
       Employer contribution receivable                      3,764,980      650,395
                                                            ----------   ----------

                                                            $5,525,192   $3,300,979
                                                            ----------   ----------

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

       Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund as of and for the years ended December 31, 1999 and 1998 is as follows:


                                                           1999            1998

       Net assets:

       Investments at fair value                       $ 3,867,982      4,006,546
       Employer contribution receivable                  3,764,980        650,395
       Dividends receivable                                   --           17,369
       Securities purchased                                 (6,116)       (92,315)
                                                       -----------    -----------

       Net assets available for benefits               $ 7,626,846    $ 4,581,995
                                                       -----------    -----------


       Changes in net assets:

       Contributions:
       Employer                                        $ 3,775,560    $ 1,329,038
       Participant                                         272,312        299,013
                                                       -----------    -----------

                                                         4,047,872      1,628,051
       Net depreciation in fair value of investments    (2,108,214)    (1,301,451)
       Transfers from other investment funds             1,167,520        949,681
       Other activity, net                                 (62,327)      (238,738)
                                                       -----------    -----------

                                                       $ 3,044,851    $ 1,037,543
                                                       -----------    -----------
                                                       -----------    -----------

  4.   GUARANTEED INVESTMENT CONTRACTS

       The Plan has entered into several benefit-responsive guaranteed investment contracts with various insurance companies. The insurance companies maintain the contributions in general accounts, with the exception of the Aetna Life Insurance Company contract which maintains contributions in a pooled separate account. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


       Guaranteed investment contracts at December 31, 1999 are as follows:

                                           MATURITY     CONTRACT     AVERAGE      CONTRACT          FAIR
           IDENTITY OF ISSUE                 DATE        YIELD        YIELD         VALUE           VALUE

       Aetna Life Insurance Co.         Evergreen         5.25%        5.10%    $ 2,191,574     $ 2,142,562
       Allstate Life Insurance Co.      11/29/2000        7.08%        7.08%      2,508,614       2,508,614
       Bankers Trust (Delaware) Co.     02/28/2003        5.60%        6.11%      6,121,751       6,075,557
       Monumental Life Insurance Co.    Evergreen         5.73%        5.32%      3,247,604       3,247,604
       Continental Assurance Co.        09/02/2003        5.38%        5.28%      2,414,283       2,356,457
       Continental Assurance Co.        Evergreen         5.74%        5.71%      3,518,351       3,358,451
       Metropolitan Life Insurance Co.  Evergreen        10.30%       10.30%      2,260,713       2,260,713
       Metropolitan Life Insurance Co.  Evergreen         7.00%        7.29%      9,285,536       9,285,536
                                                                                -----------     -----------

                                                                                $31,548,426     $31,235,494
                                                                                -----------     -----------
                                                                                -----------     -----------

       Guaranteed investment contracts at December 31, 1998 are as follows:


                                           MATURITY     CONTRACT     AVERAGE      CONTRACT          FAIR
           IDENTITY OF ISSUE                 DATE        YIELD        YIELD         VALUE           VALUE

       Aetna Life Insurance Co.         Evergreen         5.57%        5.53%    $ 2,085,297     $ 2,105,873
       Allstate Life Insurance Co.      11/29/2000        7.08%        7.08%      4,685,495       4,685,495
       Bankers Trust (Delaware) Co.     09/30/2000        5.93%        6.35%      7,782,309       7,997,140
       Monumental Life Insurance Co.    Evergreen         5.02%        5.69%      3,077,311       3,077,311
       Continental Assurance Co.        09/01/2003        5.58%        5.89%      3,077,893       3,101,734
       Continental Assurance Co.        Evergreen         5.65%        5.77%      3,328,446       3,406,665
       Metropolitan Life Insurance Co.  01/02/2001        8.55%        8.95%      5,131,413       5,131,413
       Metropolitan Life Insurance Co.  Evergreen         7.85%        8.37%      8,654,754       8,654,755
                                                                                -----------     -----------

                                                                                $37,822,918     $38,160,386
                                                                                -----------     -----------
                                                                                -----------     -----------

       There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is based on a formula agreed upon with the issuer. Except for those investment contracts with fixed-rates, crediting interest rates are reset monthly, quarterly or semi-annually, depending on the contract.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

  5.   INVESTMENTS

       The individual investments which exceed five percent of the Plan's net assets as of December 31 are as follows:

                                                               1999            1998

       Investment Contract Fund     Bank commingled trust   $ 73,841,818   $ 68,121,436
       Aggressive Balanced Fund     Bank commingled trust     27,954,333         *
       Equity I Fund                Bank commingled trust    193,376,408    171,468,339
       Equity I Special Fund        Bank commingled trust         *          55,116,320
       Domestic Diversified Fund    Bank commingled trust     76,831,462         *
       Domestic Conservative Fund   Bank commingled trust     25,018,585     23,020,976
       Fixed Income I Fund          Bank commingled trust         *          21,507,708

* Investment did not exceed five percent of the Plan's net assets in this year.




  6.   RELATED PARTY TRANSACTIONS

       Included in Plan assets at December 31, 1999 and 1998 are 635,594 and 354,468 shares, respectively of common stock of Moore Corporation Limited, the parent of the Company. As of December 31, 1999 and 1998, the stock had an original cost of $8,262,528 and $6,677,903, respectively, and a market value of $3,867,982 and $3,899,148, respectively.

       Certain Plan investments are shares of the Commingled Employee Benefit Funds managed by the Trustee and therefore, qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,042,015 and $1,868,867 for the years ended December 31, 1999 and 1998, respectively.

       These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.



  7.   PLAN TERMINATION

       The Plan may be terminated at any time by the Board of Directors of the Company's parent. Upon plan termination, participants are 100% vested in the value of their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

  8.   TAX STATUS

       The Internal Revenue Service has issued a favorable determination letter dated April 27, 1995 for the Plan as amended through December 12, 1994 and informed the Company that the Plan is in accordance with applicable Sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended and management has requested an update to this determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with all applicable requirements of the Code.



  9.   RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS TO FORM 5500

       For financial reporting purposes, the Plan does not record an obligation for accumulated benefits for individuals who have withdrawn from participation in the Plan. Accumulated benefits payable for individuals who have withdrawn from participation in the Plan as reported in Form 5500 aggregated $838,437 and $3,346,150 at December 31, 1999 and 1998,
       respectively.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-------------------------------------------------------------------------------


                                                                     (C)
                        (B)                         DESCRIPTION OF INVESTMENT, INCLUDING                                  (E)
 (A)    IDENTITY OF ISSUE, BORROWER, LESSOR     MATURITY DATE, RATE OF INTEREST, COLLATERAL,           (D)              CURRENT
                  OR SIMILAR PARTY                         PAR, OR MATURITY VALUE                     COST               VALUE


      Aetna Life Insurance Co.                  Pooled separate account                                ***             $  2,191,574
      Contract 14625                            5.25%; evergreen
      Allstate Life Insurance Co.               Guaranteed investment contract                         ***                2,508,614
      Contract GA-5973                          7.08%; due 11/29/2000
      Bankers Trust (Delaware) Co.              Guaranteed investment contract                         ***                6,121,751
      Contract 93-553                           5.60%; due 02/28/2003
      Monumental Life Insurance Co.             Guaranteed investment contract                         ***                3,247,604
      Contract ADA0282ST                        5.73%; evergreen
      Continental Assurance Co.                 Guaranteed investment contract                         ***                2,414,283
      Contract 630-05613                        5.38%; due 09/02/2003
      Continental Assurance Co.                 Guaranteed investment contract                         ***                3,518,351
      Contract 25713-101                        5.74%; evergreen
      Metropolitan Life Insurance Co.           Guaranteed investment contract                         ***                2,260,713
      Contract 14050                            10.30%; evergreen
      Metropolitan Life Insurance Co.           Guaranteed investment contract                         ***                9,285,536
      Contract 24857                            7.00%; evergreen
                                                                                                 ----------------   ----------------
        Total guaranteed investment contracts                                                                  -         31,548,426
                                                                                                 ----------------   ----------------

  *   Moore Corporation, Ltd. common stock      Company stock, 635,594 shares                          8,262,528 **       3,867,982
                                                                                                 ----------------   ----------------


  *   Frank Russell Trust Company               All International Markets Fund                         ***                3,220,745
                                                Bank commingled trust
  *   Frank Russell Trust Company               Aggressive Balanced Fund                               ***               27,954,333
                                                Bank commingled trust
  *   Frank Russell Trust Company               Domestic Conservative Fund                             ***               25,018,585
                                                Bank commingled trust
  *   Frank Russell Trust Company               Domestic Diversified Fund                              ***               76,831,462
                                                Bank commingled trust
  *   Frank Russell Trust Company               Equity I Fund                                          ***              193,376,408
                                                Bank commingled trust
  *   Frank Russell Trust Company               Equity II Fund                                         ***                3,249,197
                                                Bank commingled trust
  *   Frank Russell Trust Company               Fixed Income I Fund                                    ***                2,315,495
                                                Bank commingled trust
  *   Frank Russell Trust Company               Investment Contract Fund                               ***               73,841,818
                                                Bank commingled trust
  *   Frank Russell Trust Company               Short-term Investment Fund                             ***                7,206,618
                                                Bank commingled trust
                                                                                                 ----------------   ----------------
        Total investment funds                                                                                 -        413,014,661
                                                                                                 ----------------   ----------------
        Total Plan investments                                                                         8,262,528        448,431,069
                                                                                                 ----------------   ----------------
*     Participant notes receivable              Interest rate range: 7.75% - 9.50%                             -          6,634,915
                                                                                                 ----------------   ----------------


      Total assets held for investment purposes                                                     $  8,262,528      $ 455,065,984
                                                                                                 ----------------   ----------------
                                                                                                 ----------------   ----------------

*     Party-in-interest
**    Amount includes cost of participant-directed investments.
***   Not required

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of the Moore North America, Inc. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

                                     By:      Moore North America, Inc.


                                     By:      s/b KAREN A. MURPHY
                                              -------------------
                                     Name:    Karen A. Murphy
                                     Title:   Assistant Secretary
                                     Date:    June 29, 2000

EXHIBITS

EXHIBIT NO.     EXHIBIT                DESCRIPTION                                       LOCATION
23              Consent of experts     Consent of PricewaterhouseCoopers LLP to the
                and counsel            incorporation by reference in the Registration
                                       Statement of Moore Corporation Limited on Form
                                       S-8 for the Moore North America, Inc. Savings
                                       Plan of their report dated June 29, 2000
                                       in this Form 11-K.